Invictus Signs LOI For Cannabis Sales into Germany

VANCOUVER, June 19, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce it has signed a non-binding Letter of Intent ("LOI"), executed on June 13, 2018, to sell dried cannabis to a German importer and distributor of medical cannabis (the "Importer"). The Company will initially commit to selling 1,000 kgs of dried cannabis flower per annum at a price of $6.50 per gram. The volumes and respective prices of dried cannabis flower for the second and consecutive years will be defined in a Definitive Offtake Agreement (the "Offtake Agreement").

The Importer, whose name will remain undisclosed until execution of the Offtake Agreement, combines a highly competitive business model with a vast distribution network of 20,000 pharmacies and a clear focus on product marketing and professional education. The Importer's experienced management team previously led an international joint venture successfully to the final stage of the German tender for domestic cannabis production and unites the expertise of medical professionals, experts in pharmaceutical regulatory law as well as experienced entrepreneurs. This unique combination will serve to ensure the secure and reliable import and distribution of Invictus' products to the exponentially growing market in Germany and Europe.

Prior to any shipment of dried cannabis flower to the German market Invictus must first obtain an export permit from Health Canada as well as a Good Manufacturing Practice ("GMP") certification, in accordance with the rules governing medicinal products in the European Union. The EU-GMP certification is a requirement to distribute medical cannabis to Germany and across the European Union. The Importer must also obtain an import permit.

Independent from the Offtake Agreement, the Company and the Importer will also explore obtaining a cultivation license in Germany.

"We continue to explore opportunities for sales and distribution beyond our nation's borders to countries, like Germany, that welcome legalized medical cannabis products," said Dan Kriznic, Founder and CEO. "These new relationships will diversify our operations and further allow us to become Canada's Cannabis Company, and beyond."

About Invictus

Invictus owns and operates two cannabis production facilities, both with sales licenses, under the ACMPR in Canada, with the vision of producing a variety of high quality and low-cost cannabis products to the global market, as regulations permit. The Company's wholly owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), is located in West-Central Alberta. The Company's 50% owned AB Laboratories Inc. ("AB Labs"), is located in Hamilton, Ontario. AB Ventures Inc. ("AB Ventures") owns 100 acres of land near Hamilton, Ontario, to be used for future cannabis cultivation. Recently, the Company announced that it has entered into a binding letter of intent for an option to acquire an applicant (the "OptionCo") under the ACMPR. Combined, the Company expects to have approximately 332,000 and 822,000 square feet of cannabis production capacity by the end of 2018 and 2019, respectively.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

The Company's wholly owned subsidiary, Poda Technologies Ltd. ("Poda"), has developed the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor or residue.

Finally, the Company's 82.5% owned Future Harvest Development Ltd. ("Future Harvest") is a high-quality Fertilizer and Nutrients manufacturer, based in Kelowna, British Columbia. Future Harvest has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

Invictus' Canadian Production Footprint:

Company	Phase	Province	Current	Square Footage
				31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		80,000	80,000
Acreage Pharms	4	Alberta			240,000
Total Acreage Pharms			40,000	120,000	360,000
AB Laboratories	1	Ontario	16,000	16,000	16,000
AB Laboratories	2	Ontario		40,000	40,000
Total AB Laboratories			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario		80,000	80,000
Total AB Ventures			-	101,000	101,000
Option Co	1	British Columbia		55,000	55,000
Option Co	2	British Columbia			250,000
Total Option Co			-	55,000	305,000
Total Combined			56,000	332,000	822,000

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential acquisition of OptionCo, and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in exercising its option to acquire OptionCo including obtaining TSX Venture Exchange approval of the acquisition, that OptionCo and AB Labs will be successful in reaching their potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo and AB Labs will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, and OptionCo and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not complete the acquisition of OptionCo, OptionCo and AB Labs will not be successful in reaching its potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo and Acreage Pharms will not be granted its sales license under the ACMPR, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

View original content: http://www.newswire.ca/en/releases/archive/June2018/19/c3742.html

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CO: Invictus MD Strategies

CNW 06:00e 19-JUN-18